Exhibit 99.1

Grant of Restricted Stock Units and Warrants to Employees in Genmab

Company Announcement

COPENHAGEN, Denmark; June 9, 2022 – Genmab A/S (Nasdaq: GMAB) announced today that the board decided to grant 22,307 restricted stock units and 22,764 warrants to employees of the Company and the Company's subsidiaries.

Each restricted stock unit is awarded cost-free and provides the owner with a right and obligation to receive one share in Genmab A/S of nominally DKK 1. The fair value of each restricted stock unit is equal to the closing market price on the date of grant of one Genmab A/S share, DKK 2,103.

The restricted stock units will vest on the first banking day of the month following a period of three years from the date of grant. Furthermore, the restricted stock units are subject to vesting conditions set out in the restricted stock unit program adopted by the board of directors. Information concerning Genmab’s restricted stock unit program can be found on www.genmab.com under Investors > Governance > Compensation > Restricted stock units.

The exercise price for each warrant is DKK 2,103. Each warrant is awarded cost-free and entitles the owner to subscribe one share of nominally DKK 1 subject to payment of the exercise price. By application of the Black-Scholes formula, the fair value of each warrant can be calculated as DKK 686.91.

The warrants vest three years after the grant date, and all warrants expire at the seventh anniversary of the grant date. The new warrants have been granted on the terms and conditions set out in the warrant program adopted by the board of directors on February 23, 2021. Information concerning Genmab’s warrant schemes can be found on www.genmab.com under Investors > Governance > Compensation > Warrants.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 20
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Grant of Restricted Stock Units and Warrants to Employees in Genmab

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 20
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122